State of Delaware
Secretary of State
Division of Corporations
Delivered 04:57 PM 05/02/2023
FILED 04:57 PM 05/02/2023
SR 20231766182 - File Number 7438231

# CERTIFICATE OF CONVERSION

## STATE OF DELAWARE

## CERTIFICATE OF CONVERSION OF THE BASH APP LLC FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

This Certificate of Conversion to Corporation is being duly executed and filed by The Bash App LLC, a Missouri limited liability company (the "LLC"), to convert the LLC to The Bash App, Inc., a Delaware corporation (the "Corporation"), the General Corporation Law of the State of Delaware (8 Del.C. § 101, et seq.)

FIRST: The jurisdiction where the LLC was first formed is the state of Missouri.

SECOND: The jurisdiction where the LLC was organized immediately prior to filing this Certificate of Conversion is the state of Missouri.

THIRD: The date the LLC was first formed isAugust 17, 2018.

FOURTH: The name of the LLC immediately prior to filing this Certificate of Conversion is The Bash App, LLC, a Missoury limited liability company.

FIFTH: The name of the Corporation as set forth in the Certificate of Incorporation filed in accordance with Section 265(b) of the General Corporation Law of the State of Delaware is The Bash App, Inc., a Delaware corporation.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of MedVenture for travelers, LLC, has executed this Certificate of Conversion this 1 day of May, 2023.

**THE BASH APP, LLC**

a Missouri limited liability company

DocuSigned by:

By:__ [signature] 24798DFFB4E2472... ____________________

Name: Stephen Dale Goodrick, Jr

Title: Authorized Manager

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:57 PM 05/02/2023
FILED 04:57 PM 05/02/2023
SR 20231766182 - File Number 7438231

# CERTIFICATE OF INCORPORATION
# OF
# THE BASH APP, INC.
# A Delaware corporation

## ARTICLE 1

## NAME

The name of this corporation is The Bash App, Inc. (the "**Corporation**").

## ARTICLE 2

## REGISTERED OFFICE

The address of the Corporation's registered office in the state is 16192 Coastal Hwy, Lewes, DE 19958, County of Sussex. The name of the registered agent at such address upon whom process against this corporation may be served is Harvard Business Services, Inc.

## ARTICLE 3

## PURPOSE

The purpose of this Corporation is to act as a payment facilitator and social network connector for individuals and businesses and to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "**DGCL**") as the same exists or may hereafter be amended.

## ARTICLE 4

## CAPITAL STOCK

4.1. Authorized Shares. The total number of shares of all classes of stock that the Corporation is authorized to issue is eleven million (11,000,000), consisting of ten million (10,000,000) Class B common stock, (the "**Class B Common Stock**") with a par value of $0.10 per share and one million (1,000,000) Preferred Stock (the "**Preferred Stock**") with a par value of $0.10 per share .

4.2. Rights of Class B Common Stock and Preferred Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Class B Common Stock and Preferred Stock are as follows:

(a) Voting Rights.

(i) General Right to Vote; Exception. Except as otherwise expressly provided herein or required by applicable law, the holders of Preferred Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders provided however, the number of authorized shares of Preferred Stock or Class B Common Stock may be increased or decreased, but not below the number of shares thereof then outstanding, by the affirmative vote of the holders or a majority of the voting power of the capital stock of the Corporation entitled to vote.

(ii) Votes Per Share. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each

holder of Preferred Stock shall be entitled to one (1) vote for each such share, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share.

(b) Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Preferred Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(i) Dividends and Distributions. Shares of Preferred Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividend or distribution paid or distributed by the Corporation, whether paid in cash, property or shares of the Corporation's capital stock, or whether following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, unless different treatment of the shares is approved by the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class; provided, however, that in the event a distribution is paid in the form of Preferred Stock or Class B Common Stock (or rights to acquire such stock), then holders of Preferred Stock shall receive Preferred Stock (or rights to acquire such stock), and Class B Common Stock shall receive Class B Common Stock (or rights to acquire such stock, as the case may be).

(ii) Subdivision or Combination. If the Corporation in any manner subdivides the outstanding shares of the Preferred Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(iii) Equal Treatment in a Change of Control or any Merger Transaction. In connection with any Change of Control Transaction (as defined below), shares Preferred Stock and of Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Preferred Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of the Preferred Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common, each voting separately as a class, unless (i) the shares of the Preferred Stock and the Class B Common Stock remain outstanding and no other consideration is received thereof or (ii)such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Preferred Stock and Class B Common Stock, respectively. Except as otherwise provided herein or by applicable law, the holders of shares of Preferred Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

For purposes of this Certificate of Incorporation, the term "**Change of Control Transaction**" means (i) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "Change of Control Transaction"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction.

(c) Conversion of Class B common stock.

(i) Each share of Class B common stock shall be convertible into one (1) fully paid and nonassessable share of Preferred Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the corporation.

(ii) Each share of Class B common stock shall automatically, without any further action on the part of the holder, convert into one (1) paid and nonassessable share of Preferred Stock upon consummation by the corporation of an underwritten public offering of the corporation's securities from which the corporation receives gross proceeds in excess of $10,000,000.

(a) Transfers of Common Stock.

(i)    A Transfer (as defined below) of shares of Class B Common Stock shall not cause the conversion of said shares into Preferred Stock or otherwise change the character of the shares of Class B Common Stock Transferred, unless converted at the request of the holder.

(ii)    An Involuntary Transfer of such shares of Class B Common Stock shall cause such shares to automatically convert into shares of Preferred Stock.

(iii)    For purposes of this Certificate of Incorporation, the following terms have the meanings ascribed to them in this Section 4.2(d)(ii):

(A)    "**Transfer**" means and includes any sale, transfer, assignment, gift, donation, or other disposition of such shares of Class B Common Stock or any interest therein, or the entry into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or similar disposition of, any shares of Class B Common Stock owned by a Person or any interest (including a beneficial interest) in any shares of Class B Common Stock owned by a Person, other than an Involuntary Transfer of such shares of Class B Common Stock.

(B)    "**Involuntary Transfer**" means any Transfer of shares of Class B Common Stock upon any bankruptcy, assignment for the benefit of creditors, judicial order, legal process, divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B Common Stock to Transfer such securities.

(b) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Preferred Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Preferred Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Preferred Stock.

## ARTICLE 5

### BOARD OF DIRECTORS

5.1.    The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors of the Corporation.  In addition to the powers and authority expressly conferred upon the Board of Directors by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

5.2.    Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3.    No stockholder will be permitted to cumulate votes at any election of directors.

5.4.    Special meetings of the stockholders may be called only by (i) the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors; (ii) the chairman of the Board of Directors; or (iii) the chief executive officer of the Corporation.

4

5.5.    In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

## ARTICLE 6

## LIMITATION OF LIABILITY AND INDEMNIFICATION

6.1.    Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.   If the DGCL or other law of the state of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other law of the state of Delaware, as so amended. Neither any amendment nor repeal of this Section 6.1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 6.1, shall eliminate or reduce the effect of this Section 6.1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 6.1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

6.2.    Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors and personal and legal representatives.   A director's or officer's right to indemnification conferred by this Section 6.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under this Article 6 or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director's or officer's rights to indemnification or rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director's or officer's heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors.

6.3.    Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article 6 shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

## ARTICLE 7

### AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the state of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

## ARTICLE 8

### BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

## ARTICLE 9

### CORPORATE OPPORTUNITIES

The Corporation renounces to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons delineated in (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article 9 will only be prospective and will not affect the rights under this Article 9 in effect at the time of the alleged occurrence of any actions or omission to act giving rise to liability.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 9.

## ARTICLE 10

### INCORPORATOR

The name and mailing address of the incorporator are as follows:

John Godbout

1 Lincoln Street, Boston, MA, 02111

6

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this May 1, 2023.

Signed and Attested to by:

DocuSigned by:

1FADEAEA52554F0...

John Godbout
Incorporator

# STATE OF MISSOURI

**John R. Ashcroft**
**Secretary of State**

CERTIFICATE OF ORGANIZATION

WHEREAS,

*The Bash App LLC*
*LC001605242*

filed its Articles of Organization with this office on the 17th day of August, 2018, and that filing was found to conform to the Missouri Limited Liability Company Act.

NOW, THEREFORE, I, John R. Ashcroft, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do certify and declare that on the 17th day of August, 2018, the above entity is a Limited Liability Company, organized in this state and entitled to any rights granted to Limited Liability Companies.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 17th day of August, 2018.

Secretary of State



State of Missouri

John R. Ashcroft, Secretary of State

Corporations Division

PO Box 778 / 600 W. Main St., Rm. 322

Jefferson City, MO 65102

**LC001605242**
**Date Filed: 8/17/2018**
**John R. Ashcroft**
**Missouri Secretary of State**

# Articles of Organization

*(Submit with filing fee of $105.00)*

1. The name of the limited liability company is
The Bash App LLC
*(Must include "Limited Liability Company," "Limited Company," "LC," "L.C.," "L.L.C.," or "LLC")*

2. The purpose(s) for which the limited liability company is organized:
Connect social network

3. The name and address of the limited liability company's registered agent in Missouri is:

| Name | Street Address: May not use PO Box unless street address also provided | City/State/Zip |
|---|---|---|
| Stephen Goodrick Goodrick | 308 W 8th St, 410 | Kansas City MO 64105 |

4. The management of the limited liability company is vested in: ☐ managers ☒ members *(check one)*

5. The events, if any, on which the limited liability company is to dissolve or the number of years the limited liability company is to continue, which may be any number or perpetual: Perpetual
*(The answer to this question could cause possible tax consequences, you may wish to consult with your attorney or accountant)*

6. The name(s) and street address(es) of each organizer *(PO box may only be used in addition to a physical street address)*:
(Organizer(s) are not required to be member(s), manager(s) or owner(s)

| ***Name*** | ***Address*** | ***City/State/Zip*** |
|---|---|---|
| Goodrick, Stephen | 308 W 8th St, 410 308 W 8th St, 410 | Kansas City MO 64105 |
| Goodrick, Joseph | 6411 Collage Ave | Amarillo TX 79109 |
| | | |
| | | |
| | | |

7. ☐ Series LLC (OPTIONAL) Pursuant to Section 347.186, the limited liability company may establish a designated series in its operating agreement. The names of the series must include the full name of the limited liability company and are the following:

New Series:
☐ The limited liability company gives notice that the series has limited liability.

New Series:
☐ The limited liability company gives notice that the series has limited liability.

New Series:
☐ The limited liability company gives notice that the series has limited liability.

(Each separate series must also file an Attachment Form LLC 1A.)

Name and address to return filed document:

Name: Legalinc Corporate Services Inc

Address: Email: filings@legalinc.com

City, State, and Zip Code:

LLC-1 (08/2013)

8.  The effective date of this document is the date it is filed by the Secretary of State of Missouri unless a future date is otherwise indicated: :_____

*(Date may not be more than 90 days after the filing date in this office)*

In Affirmation thereof, the facts stated above are true and correct:

(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

**All organizers must sign:**

| Stephen  Goodrick | STEPHEN  GOODRICK | 08/17/2018 |
|---|---|---|
| *Organizer Signature* | *Printed Name* | *Date of Signature* |

| Joseph   Goodrick | JOSEPH   GOODRICK | 08/17/2018 |
|---|---|---|
| *Organizer Signature* | *Printed Name* | *Date of Signature* |

# STATE *of* MO
## STATEMENT *and* RESIGNATION *of the* ORGANIZER
## A LIMITED LIABILITY COMPANY

The undersigned, the Organizer of THE BASH APP LLC, who signed and filed its Articles of Organization (or similar organizing document) with the MISSOURI Secretary of State (or other appropriate state office), appoints the following individuals to serve as members of the limited liability company:

Name and address of each initial member:

STEPHEN GOODRICK
308 W 8TH ST UNIT 410,
KANSAS CITY, MO 64105

JOSEPH GOODRICK
6411 COLLAGE AVE ,
AMARILLO , TX 79109

Additionally, the undersigned does hereby tender his/her resignation as Organizer for the LLC, and from any and all involvement with, control of, or authority over the LLC, real or perceived, effective immediately.

**Dated: August 17th, 2018**

*Nancy Luna*

**Nancy Luna, Organizer**